27422 Portola Parkway, Suite 200 Foothill Ranch, CA 92610-2830 January 25, 2012

Mr. Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
filed February 22, 2011
File No. 52105

Dear Mr. O'Brien:
Dear Mr. O'Brien:
On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated January 20, 2012, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing.
For ease of reference, I have included the text of the Staff's comments in bold-face type below, followed in each case by the Company's response.
Form 10-K for the Fiscal Year Ended December 31, 2010
Note 4 - Conditional Asset Retirement Obligations, page 79

1.
We have read your response to prior comment 2 from our letter dated December 29, 2011. In future filings please provide a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations showing separately the changes attributable to the following components, whenever there is a significant change in any of these components during the reporting period:

•	Liabilities incurred in the current period

•	Liabilities settled in the current period

•	Accretion expense

•	Revisions in estimated cash flows
Review ASC 410-20-50-1 for guidance.

Response: The Company notes the Staff's comment and will provide a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations showing separately the changes attributable to the above-referenced components in future filings whenever there is a significant change in any of these components during the reporting period.

Mr. Terence O'Brien
Securities and Exchange Commission
January 25, 2012

If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1770 or by email at dan.rinkenberger@kaiseraluminum.com.

Very truly yours,

/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger

cc:	John M. Donnan, Kaiser Aluminum Corporation
Cherrie Tsai, Kaiser Aluminum Corporation
Troy B. Lewis, Jones Day